"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



Ref.:
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: 27 May 2003

ORK – BBH acquires yet another brewery in Kazakhstan

Baltic Beverages Holding (BBH) has signed an agreement to acquire the total share capital of the brewery Ak-Nar in Almaty (Alma-Ata), Kazakhstan at a prize of approx. NOK 200 million (USD 30 million). The sellers are the European Bank for Reconstruction and Development and a private investor. The acquisition is subject to approval by authorities.

The Ak-Nar brewery is newly built and has a capacity of 60 million litres beer, and the capacity can be expanded at low costs. In November last year, BBH acquired 76 per cent of the Irbis brewery also situated in Almaty. The original plan was to increase the brewing capacity of Irbis by investing NOK 355 million in building a new brewery, however, a merger between Ak-Nar and Irbis makes this investment unnecessary.

The acquisition of Ak-Nar increases BBH's possibilities to expand in Kazakhstan fast and at low costs. Irbis is a leading premium brand and the Ak-Nar brand Derbes holds a strong position in the segment for standard beer.

The economy of Kazakhstan is one of the fastest growing compared to that of the other former Soviet republics. The approx. 17 million inhabitants have an annual per capita consumption of 20 litres beer, providing excellent possibilities of growth.

Apart from the latest acquisition, BBH has through its Russian subsidiary Baltika inaugurated two new breweries this year in Samara and Habarovsk at a total investment of NOK 740 million. Including the acquisition of Ak-Nar, BBH now owns 18 breweries of which four are in the Baltic countries, ten in Russia, two in Ukraine, and two in Kazakstan.

In 2002, BBH sold 29 million hl beer and showed an operating profit of NOK 2.4 billion. BBH has 14,000 employees. BBH is owned 50/50 by Carlsberg Breweries and Scottish & Newcastle. Carlsberg Breweries is owned 60% by Carlsberg A/S and 40% by Orkla.